Anixa Biosciences, Inc.

3150 Almaden Expressway, Suite 250

San Jose, CA 95118

September 26, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attention: Chris Edwards

Re:	Anixa Biosciences, Inc.
Registration Statement on Form S-3 Filed September 10, 2025
File No. 333-290178

Dear Mr. Edwards:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Anixa Biosciences, Inc. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 5:00 p.m. ET on Tuesday, September 30, 2025, or as soon as thereafter practicable.

Very truly yours,

/s/ Dr. Amit Kumar
Dr. Amit Kumar
Chairman and Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP